TERMINATION OF CLIENT-AUDITOR RELATIONSHIP

March 13, 2024

Roger Hamilton, Chief Executive Officer
Richard Berman, Chairman of the Audit Committee
Genius Group Limited
8 Amoy Street #01-01,
Singapore

Re: Genius Group Limited

Dear Roger and Richard:

This is to confirm that the client-auditor relationship between Genius Group Limited (Commission File Number 001-41353) and Marcum LLP has ceased effective March 13, 2024.

Very truly yours,

Marcum LLP

Marcum LLP

Sent Via E-Mail [roger@geniusgroup.net & richardjberman@gmail.com]

cc: Office of the Chief Accountant
Securities and Exchange Commission
Via E-Mail: SECPSletters@sec.gov